

June 3, 2014

Via E-mail
David G. Watumull
President and Chief Executive Officer
Cardax, Inc.
2800 Woodlawn Drive, Suite 129
Honolulu, HI 96822

> **Re: Cardax, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2014**
> **File No. 333-195745**

Dear Mr. Watumull:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

3. We will deliver comments to your confidential treatment request under separate cover.

4. We note on your cover page that you identify yourself as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please disclose the following:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Cover Page

5. We note your disclosure herein and on page 19 stating that if all of the warrants were exercised for cash, you would receive gross proceeds of approximately $17,316,114. As there is no assurance that any amount of proceeds will be realized from the exercise of warrants, please delete the references to the proceeds of the warrant exercise on this page, on page 19, and throughout the prospectus, as applicable.

Forward-Looking Statements, page ii

6. Please qualify the last sentence in this section to disclose that you do not undertake any obligation to update or revise any forward-looking statements except as required by law.

Prospectus Summary
The Company, page 1

7. We note your statement here and on page 21 that you are developing products "that provide the anti-inflammatory benefits of steroids or NSAIDs." You should delete all

disclosure on these pages and throughout the prospectus, as applicable, that compares the benefits of astaxanthin to steroids or NSAIDSs.

8. We note your reference that your product candidates have "exceptional safety profiles, as conferred by U.S. Food and Drug Administration Generally Recognized as Safe (GRAS) designation at certain doses." We note your similar disclosure on page 27 that a substance containing astaxanthin "is GRAS under the intended conditions of use." You should fully explain GRAS in your regulation section beginning on page 33, and you should clarify on pages 1 and 27 that the FDA does not grant GRAS designation, but instead may take a position in which it does not question the basis for a notifier's GRAS determination. Please further clarify on pages 1 and 27 that the FDA's "no questions" position relates only to astaxanthin esters for use as a food additive in certain foods, and not for use as a dietary supplement or a drug product. You should also qualify your references to GRAS by disclosing that the FDA's "no questions" position relates only to the natural form of astaxanthin, while your product candidate relates to a synthetic version of astaxanthin.

9. With regard to your claim of an "exceptional safety profile," please qualify such claims here and elsewhere in the prospectus, as applicable, by clearly indicating that you have not yet tested a product candidate in clinical trials for safety and tolerability and that the FDA has not concluded that your specific product candidates are safe.

10. We note your description of your product candidates as "nutraceutical and pharmaceutical products." Similarly, we note your reference on this page to "pharmaceutical-grade astaxanthin" and "human neutraceutical products." The term "neutraceutical" has no meaning in FDA rules and regulations. To the extent you use the term "neutraceutical" to describe your product candidates, you should clearly define the term the first time it is used and briefly explain why it is an accurate descriptor of your product candidate.

11. Please clarify in your description of your product candidates on page 1 of the summary whether your products, including astaxanthin, will be regulated by the FDA as drugs, dietary supplements, food additives, or some combination. If it is possible that astaxanthin, for example, will be regulated in one formulation as a drug and another formulation as a dietary supplement, you should be clear and consistent about which regulatory designation you are referring to when discussing the product candidate's development here, in your business section, and elsewhere. For example, in the risk factor on page 4, you reference "FDA approval of nutraceutical products." It is unclear from this reference which regulatory designation would apply. Please revise throughout the prospectus as applicable.

12. Please define and explain the term "nature-identical" as it is used to describe your product candidates in this section.

Risk Factors
"We have a history of operating losses…," page 4

13. Please disclose your total accumulated deficit to date in this risk factor.

Business
Overview, page 26

14. You should substantially revise disclosure in this overview to provide a clear, accurate and consistent description of your organizational history and structure. For example, we note your reference to a merger on February 7, 2014 involving "our wholly-owned subsidiary, Cardax Sub." You should fully describe the mechanics and the results of the reverse merger with Koffee Corner, Inc. and its subsidiary here. As another example, please clarify the meaning of your statement that on January 10, 2014, you made your "first investment in Pharma by purchasing 40% of the Pharma common stock," given that Pharma was formed in May 2013 as a wholly owned subsidiary of Cardax Pharmaceuticals, Inc., the holding company.

15. We note that after your acquisition of assets from Hawaii Biotech, you continued the research and development of astaxanthin and related compounds from May 5, 2006 to May 31, 2013. Elsewhere in your business section, you should include a materially complete summary of the general development of your business, including activities conducted relating to research and development of astaxanthin, during the past 5 years in accordance with Item 101(a) of Regulation S-K.

Strategic Alliances, page 27

16. Please disclose the following information regarding your Joint Development and Supply agreement with BASF:
   - The applicable royalty rate within a range of 10% (e.g., twenties, single digits, etc.);
   - If applicable, the total potential milestone payments either party may be required to make under the agreement;
   - All material provisions governing duration, including the "current term" referenced in this section;
   - The specific intellectual property licensed to BASF under the agreement;
   - The intellectual property that may be granted through a new license should one party terminate under the certain conditions specified in this section; and
   - Any other material termination provisions.

17. With regard to the BASF agreement, please clarify the primary jurisdiciton(s) in which BASF will seek regulatory approval for its astaxanthin product and what kind of approval it will seek (for example, approval as a dietary supplement or otherwise). In this regard, we refer you to our comment number 11 above.

Our Strategy, page 27

18. Please define the term xanthonphyll carotenoids and explain the relation to astaxanthin.

Planned Clinical Development, pages 28-29

19. Please describe your "novel ASTX-1 ester form" and explain how it would be different from "BASF Astaxanthin Products." Please also explain how you may develop this compound alongside BASF's compound given the exclusive worldwide license you granted to BASF for products containing ASTX-1. To the extent you believe a proprietary formulation of astaxanthin would not violate the terms of the BASF license and would provide your product candidate with certain advantages, you should explain why and specifically describe any such advantages. In your revised disclosure, please avoid overly-complex scientific terminology that may be confusing to an average investor.

Competition, page 37

20. Please disclose the names and products of any other companies besides DSM that are developing or have developed astaxanthin-based products for human therapeutic use, whether such products are synthetically manufactured or naturally derived.

Raw Materials and Components, page 38

21. Please disclose the sources, if any, from which you currently obtain your raw materials and components for the research and development of your product candidates and if you obtain such materials from a single source or multiple sources.

Intellectual Property, page 38

22. We note your disclosure in this section that you have 20 issued patents. You should disclose in this section the number of issued material patents, if any, covering astaxanthin. As to each material patent related to astaxanthin, please provide the following information:
    - the expiration date of the patent;
    - the jurisdiction covered by the patent;
    - the type of protection afforded by each such patent; and
    - whether the patent is owned by or licensed to the company.

As to any licensed material patent related to astaxanthin, please indicate from whom the patent was licensed and describe all material terms of the license agreement, including its duration and any conditions that must be satisfied in order to maintain the license. For example, we note you have a license agreement with Brigham and Women's Hospital for a patent relating to astaxanthin; you should fully describe the material terms of this agreement. Please ensure you address any intellectual property for astaxanthin relating to the acquisition of Hawaii Biotech, Inc. in 2006. Please file all material license agreements as exhibits to your registration statement.

Management
Biographies of Directors and Executive Officers, pages 39-40

23. For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in accordance with Item 401(e)(1) of Regulation S-K.

Indemnification, page 42

24. We note you have entered into indemnification agreements with your directors to provide them and affiliated parties with additional indemnification rights. Please file these agreements as exhibits to your registration statement.

Employment and Consulting Agreements, page 45

25. Please expand disclosure in this section to provide the initial base salaries, the durations, and the renewal terms, and material termination provisions governing each employment agreement with your named executive officers, including the Agreement for Services with Mr. Mitsakos. Further, if any of the agreements contain terms relating to the payment of incentive bonuses, please fully explain those terms in this section.

Security Ownership of Certain Beneficial Owners and Management, page 48

26. Please expand footnote 2 to the beneficial owners table to disclose the natural persons who control the shares held of record by Cardax Pharmaceuticals, Inc.

Options, page 50

27. We note that in accordance with the 2014 Plan, there are 27,756,821 shares acquirable through the exercise of outstanding options. The table on page 48 shows that the four officers of the registrant hold options to acquire 10,525,419 shares. Please reconcile this apparent discrepancy and provide additional disclosure as may be appropriate.

Selling Stockholders, page 51

28. We note your statement that "the persons named in the table below have sole voting and investment power with respect to all shares of common stock which they beneficially own." However, many of the selling stockholders listed in this table are entities rather than natural persons. For all selling stockholders that are not natural persons, please identify the person or persons who have voting or investment control over the company's

securities that the entity owns in the footnotes to the table. We refer you to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations.

29. We refer you to the footnote numbers 107, 108, and 112 to the selling stockholders table. You should definitively disclose whether each of the three related selling stockholders are actual broker-dealers or only affiliates of broker-dealers. Please note that registration statements registering the resale of shares offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation. For those selling stockholders that are affiliates of broker-dealers, please advise us as to whether:

- Each seller purchased the securities in the ordinary course of business; and
- At the time of purchase of the securities to be resold, the seller had any agreement or understandings, directly or indirectly, with any person to distribute the securities.

Please additionally include this disclosure in the prospectus.

Signatures

30. Please note that your registration statement must be signed by your principal financial officer and your controller or principal accounting officer in addition to your principal executive officer. Any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. Please see the instructions to the Signatures page of Form S-1.

Financial Statements and Notes

31. The financial statements and related notes, report of independent registered public accounting firm and consent letter are all for the wholly owned subsidiary, Cardax Pharmaceuticals, Inc. and not for the registrant, Cardax, Inc. Please include the audited consolidated financial statements and related notes for the registrant Cardax, Inc., in accordance with Rule 3-01 and 3-02 of Regulation S-X. Also include the audit report and consent from the independent registered public accounting firm covering the audited financial statements for Cardax, Inc.

32. Tell us the nature of inventory reflected on the balance sheet of $986,674, why the amount has remained unchanged from December 31, 2012 to December 31, 2013 and why it is appropriate to still be capitalized as an asset without a reserve for obsolescence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

<u>Via E-Mail</u>
cc: Richard M. Morris, Esq.
      Herrick, Feinstein LLP